

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

Via E-mail
Thomas V. Shockley III
Chief Executive Officer
El Paso Electric Company
Stanton Tower, 100 North Stanton
El Paso, Texas 79901

> **Re: El Paso Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2013**
> **File No. 001-14206**

Dear Mr. Shockley:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director

Cc: Mary Kipp
        Senior Vice President, General Counsel
        and Chief Compliance Officer